Exhibit (a)(5)(vii)

JAB Announces Preliminary Results of Partial Cash Tender Offer to Acquire up to 150 Million Shares of Coty

Based on the Preliminary Tabulation, a Total of 216,929,200 Shares of Coty Were Validly Tendered Pursuant to the Tender Offer and Not Withdrawn. In addition, Notices of Guaranteed Delivery have been delivered for 144,164,361 Shares

LUXEMBOURG – April 29, 2019 – JAB, a global investment firm focused on long-term investing in premium consumer goods and services brands, today announced the preliminary results of the previously announced tender offer by its affiliate for 150 million additional shares of Coty Inc. (NYSE:COTY) Class A common stock (the “Shares”) at a price of $11.65 per share in cash. The tender offer expired at 5:00 p.m., New York City time, on April 26, 2019 and was not extended. All conditions having been satisfied or waived as of expiration of the tender offer, JAB’s affiliate intends to, pending final proration as described further below, accept for payment 150 million Shares validly tendered pursuant to the tender offer and not properly withdrawn or otherwise delivered pursuant to a Notice of Guaranteed Delivery.

Based on the preliminary tabulation by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 216,929,200 Shares were validly tendered pursuant to the tender offer and not properly withdrawn (excluding all Shares tendered by Notice of Guaranteed Delivery for which certificates have not yet been delivered). In addition, the depositary has advised that Notices of Guaranteed Delivery have been delivered for 144,164,361 Shares.

Because the tender offer was oversubscribed, the number of Shares that JAB’s affiliate will purchase from each tendering stockholder will be prorated to limit the aggregate purchase to 150 million Shares. Based on the preliminary information provided by the depositary, and including all Shares tendered by Notice of Guaranteed Delivery, JAB estimates that the proration factor for the tender offer will be approximately 41.54%.

The Shares to be purchased and the proration factor are preliminary and subject to confirmation by the depositary of the proper delivery of Shares tendered (including by Notice of Guaranteed Delivery). The final results of the tender offer, including the final proration factor, will be announced following the expiration of the guaranteed delivery period and completion of the confirmation process.

Payment for Shares accepted for purchase by JAB’s affiliate will be made promptly in accordance with the terms of the tender offer following determination of the final proration factor and taking into account adjustments to avoid purchases of fractional Shares. All Shares tendered in the tender offer but not accepted for purchase will be returned to the tendering stockholders.

Innisfree M&A Incorporated (“Innisfree”) is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to Innisfree toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

About JAB Holding Company

JAB Holding Company and JAB Consumer Fund invest in companies with premium brands, attractive growth and strong cash flow dynamics in the consumer category.

Together, JAB Holding Company and JAB Consumer Fund have controlling stakes in Keurig Dr Pepper, a challenger & leader in the North American beverage market, Jacobs Douwe Egberts (JDE), the largest pure-play FMCG coffee company in the world, Panera Bread, a leading bakery-cafe company, Pret A Manger, a leading company in the ready-to-eat food market, Peet's Coffee & Tea, a premier specialty coffee and tea company, Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, Einstein Noah Restaurant Group, Inc., the leader in the North-American bagel category, Krispy Kreme Doughnuts, a global leader in doughnuts and other premium-quality sweet treats, and in Espresso House, the largest branded coffee shop chain in Scandinavia.

JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns a controlling stake in luxury goods company Bally as well as a minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products. For more information, please visit the company's website at: http://www.jabholco.com.

Contacts

For JAB:

Abernathy MacGregor

Tom Johnson/Pat Tucker, +1 (212) 371-5999

tbj@abmac.com/pct@abmac.com

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